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SEC 1344
(7-2000)       Persons who potentially are to respond to the collection of
Previous       information contained in this form are not required to respond
versions       unless the form displays a currently valid OMB control number.
obsolete
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                         UNITED STATES                       OMB APPROVAL
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              SECURITIES AND EXCHANGE COMMISSION      OMB Number: 3235-0058
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                    Washington, D.C. 20549            Expires: January 31, 2002
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                                                      Estimated average burden
                          FORM 12b-25                 hours per response. 2.50
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                 NOTIFICATION OF LATE FILING          SEC FILE NUMBER
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                                                      CUSIP NUMBER
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(Check One): [x] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q
[_] Form N-SAR

For Period Ended: June 30, 2002
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

DVI, Inc
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Full Name of Registrant

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Former Name if Applicable

2500 York Road
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Address of Principal Executive Office (Street and Number)

Jamison, PA 18929
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief

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pursuant to Rule 12b-25(b), the following should be completed, (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
  [X] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 1l-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Form 10-K cannot be filed within the prescribed time period without unreasonable effort or expense because the registrant will not be able to provide the registrant's auditor with all necessary information in time to permit the registrant's auditor to deliver its report on such financial statements prior to the due date for filing the Form 10-K. The Form 10-K will be filed within 15 days after the prescribed due date.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          John Boyle                 215                    488-5011
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           (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).[X] Yes [_] No_______________________________________________


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [_]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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For the quarter ended June 30, 2002, the Company reported a loss of $7.3 million net of taxes, or $0.50 per diluted share, compared to net income of $5.8 million, or $0.38 per diluted share for the same period last year.

Included in the results for the quarter are charges totaling $6.7 million after-tax resulting from de-emphasized business activities, valuation of repossessed property, and consolidation of operations for O2 Science Inc. for a full twelve-month period. The impact of this consolidation on net earnings for the quarter and included in the above charges is a $2.1 million loss. The Company also provided an additional $5.8 million net of taxes for losses, of which $2.6 million is for international business.

The fiscal year ended June 30, 2002 reflected a loss of $4.1 million after-tax, or $0.28 per diluted share, compared to net earnings of $18.4 million, or $1.22 per diluted share for fiscal year 2001. In addition to the charges in the fourth quarter, the loss in fiscal year 2002 included $15.7 million of charges net of taxes recognized in the third quarter for the Company's operations in Argentina and the impairment of its investments in Corvis Corporation and Claimsnet.com.

See the attached press release, dated September 27, 2002, for more details.

DVI Reports Fourth Quarter and Year-End Results

     JAMISON, Pa.--(BUSINESS WIRE)--Sept. 27, 2002--DVI, Inc. (NYSE: DVI), an independent specialty finance company for healthcare providers worldwide, today reported its results for the quarter and the fiscal year ended June 30, 2002.

     For the quarter ended June 30, 2002, the Company reported a loss of $7.3 million net of taxes, or $0.50 per diluted share, compared to net income of $5.8 million, or $0.38 per diluted share for the same period last year.

     Included in the results for the quarter are charges totaling $6.7 million after-tax resulting from de-emphasized business activities, valuation of repossessed property, and consolidation of operations for O2 Science Inc. for a full twelve-month period. The impact of this consolidation on net earnings for the quarter and included in the above charges is a $2.1 million loss. The Company also provided an additional $5.8 million net of taxes for losses, of which $2.6 million is for international business.

     The fiscal year ended June 30, 2002 reflected a loss of $4.1 million after-tax, or $0.28 per diluted share, compared to net earnings of $18.4 million, or $1.22 per diluted share for fiscal year 2001. In addition to the charges in the fourth quarter, the loss in fiscal year 2002 included $15.7 million of charges net of taxes recognized in the third quarter for the Company's operations in Argentina and the impairment of its investments in Corvis Corporation and Claimsnet.com.

     After giving effect to these results, the Company's book value per share at June 30, 2002 increased to $15.63 from $15.50 last fiscal year.

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     New loan origination and medical receivables commitments for the fiscal year remained strong showing double-digit growth to a new record $1.3 billion, up 19%. Growth in new business was evident across all the business segments, with domestic equipment finance at $899 million, up 19%, international at $180 million, up 13%, and business credit commitments at $187 million, up 18%.

     Michael A. O'Hanlon, president and chief executive officer, commented, "Charges in the quarter reflect prudent adjustments to current values of investments, repossessed property and to bolster reserves. Also included in the quarter was a charge to reflect our interest in certain healthcare companies and a charge in our Third Coast Capital unit, which we are positioning for possible sale. Some of these investments represent situations where we have retained, rather than liquidated, our position in these companies based upon our assessment of the potential value they offer our shareholders. Excluding these mostly non-cash charges, the Company had a good year and our business prospects remain healthy."

     Mr. O'Hanlon commented further, "The outlook for the healthcare business sector is very favorable and one in which DVI will continue to grow. We are a dominant player in the healthcare financing market with the ongoing support of our clients, lenders and vendors. Nonetheless, we recognize the need to re-evaluate periodically all our business activities and to focus our capital and other resources on our core and most profitable business areas. As part of our future growth strategy, we will de-emphasize some areas, while providing more support to areas such as DVI Business Credit. We also plan to take advantage of the exciting opportunities available to us through the operations of healthcare companies in which DVI has an interest. I am convinced that DVI is well positioned to continue its growth in the new fiscal year."

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     The Company expects to notify the SEC that, as permitted under the SEC's rules, it will file its Annual Report on Form 10-K for its fiscal year ended June 30, 2002 within 15 days after the regular due date.

     DVI is an independent specialty finance company for healthcare providers worldwide. The Company extends loans and leases to finance the purchase of diagnostic imaging and other therapeutic medical equipment directly and through vendor programs throughout the world. DVI also offers lines of credit for working capital backed by healthcare receivables in the United States. Additional information is available at www.dvi-inc.com.

     Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

     Any statements contained in this press release, which are not historical facts, are forward-looking statements. Such statements are based upon many important factors, which may be outside the Company's control, causing actual results to differ materially from those suggested. Such factors include, but are not limited to, legislative and regulatory changes in general, including such changes affecting the healthcare industry, demand for DVI's services, pricing, market acceptance, the effect of economic conditions, litigation, competitive products and services, corporate financing arrangements, the ability to complete transactions, and other risks identified in the Company's filings with the Securities and Exchange Commission.

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                                   DVI, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 30, 2002     By /s/ Michael A. O'Hanlon
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INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly

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authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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International misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13 (b) of this Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 07/20/2000